UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of March 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes          No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

Harmony™

HARMONY REVIEW for the quarter ended 31 December 2002

This review includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this quarterly review, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

Key indicators

•	Successful listing on NYSE on 27 November 2002

•	Agreement on HIV/AIDS

•	Official launch of Doornkop South Reef Project on 22 January 2003

•	Cash operating profit of R763 million

•	Half year earnings per share of 509 cents, up 89% on corresponding period for last year

•	Interim dividend of 125 cents, up 67%

•	Strategic investments continue to deliver value

Financial highlights

	31 December 2002	30 September 2002

Cash operating profit
– Rand	763 million	950 million
– US$	79 million	91 million
Earnings
– Rand	457 million	426 million
– US$	48 million	41 million
Earnings per share
– SA cents per share	262	247
– US cents per share	27	24

	31 December 2002	30 September 2002

Gold produced
– kg	24 078	24 778
– oz	774 121	796 497
Cash costs
– R/kg	68 500	68 110
– $/oz	222	204

Chief executive’s review December 2002

“Concerns that a gold price of above US$350/oz would see producers returning to their bad habits of hedging has been shown to be unfounded. The low interest rate environment resulted in a low gold contango and not even the most prolific hedgers are prepared to continue to ignore the clearly expressed wishes of investors when the potential benefits of hedging are negligible. Exotic financial instruments are out of favour with investors and simple (“vanilla”) hedging is not worth the risk of further alienating investors who want exposure to a rising gold price. The record long positions held by speculators show that they expect the two year rising trend to continue.”

SAFETY REPORT

During the past quarter, six of our employees lost their lives in 6 separate incidents underground. Our deep felt sympathy and condolences go to their families, friends and colleagues.

Most indicators, i.e., Fall of Ground (FOG), Fatal Injury Frequency Rate (FIFR), Total Injury Accident Frequency Rate (TIAFR), Lost Time Injury Frequency Rate (LTIFR) show a declining trend.

Evander 8 shaft achieved 500 000 fatality free shifts on 9 October 2002.

The second quarter saw audits of all working areas at every Harmony shaft being completed. Reports from these audits will assist the shafts to draw up site specific safety plans and update baseline risk assessments. Our current policies and codes of practices were reviewed to ensure that these are applicable and relevant.

STRATEGIC OVERVIEW

6% Growth in earnings per share

The company reported a 6% increase in earnings per share, up from 247 cents to 262 cents quarter on quarter despite receiving 6% less in R/kg gold price. The board has approved an interim dividend of 125 cents up 67% on last year’s

Harmony review 2nd quarter 2003

interim dividend of 75 cents. In US Dollar terms the dividends could increase by 100% from 7 cents to 14 cents if the Rand is at R9,00 to the US Dollar.

To show the effect of the appreciation of the South African Rand, the first 6 months of the current financial year has been compared to the corresponding period in the previous financial year.

Earnings per share for the first six months of the financial year totals 509 cents, which is an increase of 89% over the 270 cents reported for the corresponding period in the previous financial year.

	6 months	6 months
	ending	ending
	31 Dec 2002	31 Dec 2001	% Variance

Gold produced Kgs	48 852	37 645	30
Gold produced oz	1 570 618	1 210 310	30
Yield g/t	3,50	3,75	(7)
Cash operating costs R/Kg	68 302	63 473	(8)
Cash operating costs US$/oz	213	213	0
Gold price R/Kg	103 362	81 199	27
Cash operating profit (R)	1 712 751	667 277	157
Earnings per share – cents	509	270	89
Dividends per share – cents	125	75	67
Assumptions
US$ Exchange rate	R10,00	R9,28	(8)
Shares in issue	173,5 million	149,1 million	(16)

In terms of growth in production and e.p.s. the company is well on track to improve on the previous year’s performance. We are confident that our planned 16% year on year growth in production, which will see the company produce in excess of 3,1 million ounces per annum, is achievable.

Cash operating profits quarter on quarter decreased by 20% from R950 million to R763 million.

The stronger Rand alone contributed R150 million to the R187 million drop in cash operating profits.

The performance of the operations is highlighted in the following table:

	Dec 2002	Sept 2002	% Variance

Production – kg	24 078	24 774	(3)
Production – oz	774 121	796 497	(3)
Revenue – R/kg	100 171	106 463	(6)
Revenue – US$/oz	324	319	2
Cash cost – R/kg	68 500	68 110	(1)
Cash cost – US$/oz	222	204	(9)
Exchange rate R/US$	9,61	10,39	8

The company achieved a US$102/oz or 31% cash operating profit margin with cash costs of US$222/oz. A profit margin of US$115/oz or 36%, was achieved during the September 2002 quarter.

Harmony review 2nd quarter 2003

Quarter on quarter, the gold price received in South African Rand terms decreased by 6% from R106 463/kg to R100 171/kg.

Grade from the underground operations decreased from 5,5 g/t to 5,2 g/t. The grade variances of the Free State (4,41 g/t to 4,28 g/t) and Randfontein (5,29 g/t to 5,06 g/t) are simply statistical deviations from the optimum mining grades at those operations. The most significant drop in grade (7,6 g/t – 7,0 g/t) occurred, as predicted, at Free Gold (50% JV with ARMGold). The inclusion of St Helena for the first time masks the planned grade reduction at Free Gold to its long-term sustainable grade of 7,2 g/t to 7,4 g/t. Grade underperformance at Evander and Elandsrand is receiving attention and is expected to be corrected in the medium term.

Cash operating costs decreased by 2% or R38 million from R1 687 million to R1 649 million quarter on quarter. In cost terms, the operations performed well, despite South African inflation reaching a recent high of 12%. Rand/tonne costs decreased by 4% from R244/tonne to R235/tonne. Despite the 3% decrease in overall production, 24 078 kgs compared to 24 774 kgs previously, R/kg costs remained flat at R68 500.

The effects of the appreciation of the South African Rand is clear with Dollar cash costs increasing from US$204/oz using a R10,39 exchange rate to US$222/oz at R9,61 to the Dollar.

Gold price and South African Rand performance

The increase in the US Dollar price of gold (2%) helped despite the fact that the 8% stronger rand has seen our price received drop to just over R100 000/kg.

The rising Dollar gold price is great news as it reflects interest from investors and speculators in gold as an alternative investment, hedging themselves against the current uncertainty in world markets. The current Dollar weakness is as always good for the gold price.

It is pleasing to see gold trading above US$350,00 per ounce as this shows there is solid support for gold at these levels and in the continued absence of significant hedging activities, we could see the gold price supported at these levels.

Concerns that a gold price of above US$350/oz would see producers returning to their bad habits of hedging has been shown to be unfounded. The low interest rate environment resulted in a low gold contango and not even the most prolific hedgers are prepared to continue to ignore the clearly expressed wishes of investors when the potential benefits of hedging is negligible. Exotic financial instruments are out of favour with investors and simple (“vanilla”) hedging is not worth the risk of further alienating investors who want exposure to a rising gold price. The record long positions held by speculators show that they expect the two year rising trend to continue.

However, from a South African perspective, the benefits from the increase in the US Dollar gold price have been eroded by the strengthening of the SA Rand.

The South African Rand is well known for its volatility. During 2002 it was the strongest currency against the Dollar in the world. Although the Rand has strengthened to R8,50 to the Dollar, it is our view that it will tend to depreciate for the remainder of 2003.

Harmony is renowned for its cost control and we will continue to focus on working costs to retain the competitive advantage we built up during the time that the Rand price of gold was higher.

To buy or to build?

Harmony has been a phenomenal growth story over the past seven years. The initial two years was a period of survival, establishing the profitability of the company and preparing for growth. Market conditions, i.e. the declining US Dollar gold price and shrinking profit margins of mainly the South African gold producers, positioned the company ideally for our strategy of growth through acquisitions. The cost of acquiring marginal operations when compared to the cost of developing greenfields projects was low and affordable to Harmony at the time.

With the 23 acquisitions that we have completed to date came a portfolio of probably the most prospective shallow to medium depth mining project areas remaining in South Africa, at no cost. The returns from these acquisitions have been spectacular.

Return on investments

	Acquisition cost	Cash operating profit
Project/Operation	(R’m)	(R’m)

Evander – June ‘98	415	1 190

Randfontein – Dec’ 00	750	1 590

Elandskraal – Mar’ 01	988	651

Free Gold (50%) – Dec ‘01	1 350	916

The rising gold price may mean that now is not the smartest time to be buying growth opportunities. At these prices excellent returns are available from internal or organic growth projects which your company today owns. A simple example will demonstrate my point.

	Doornkop South Reef	Free Gold Tshepong
	(74% JV)	(50% JV)

Project Status	Approved	Approved

Acquisition Cost	-$26m sold 26%) to BEE	Nil

Construction cost	$134m	$30m
Total capital	$108m	$30m
Ounces recoverable	3,75m oz	1,25m oz
Capital Cost/oz	$29/oz	$24/oz
Total Cash Cost @ R9,5/$	$190/oz	$160/oz

Total Cost	$219/oz	$184/oz
Gold Price	$350/oz	$350/oz

Profit Margin	$131/oz or 37%	$166/oz or 47%

(Exchange rate of US$1,00 = R9,50)

Projects that have been evaluated and will yield excellent returns under the current gold price environment are:

i.	Doornkop South Reef Project, Randfontein – approved

The detailed project which was announced on 22 January 2003, will allow for significant production growth at Randfontein.

The life of the project will be 20 years with gold production building up from approximately 9 000 ounces in the first year to 42 000 ounces in year four. After year four, gold production will increase rapidly to approximately 330 000 ounces per annum for 10 years, whereafter it will start declining. The estimated capital expenditure using July 2002 as a base, is R1 270 million with a maximum funding requirement of R500 million. Using a gold price of R95 000/kg the project has a NPV of R876 million (real discount rate of 7,5%) and IRR of 48%.

At the full production level of 330 000 oz/annum, 2 798 employment opportunities will have been created.

In line with an undertaking to ensure compliance with the Mineral and Petroleum Resources Development Bill, 26% of the project has been offered to Africa Vanguard Resources (Doornkop) (Pty) Limited for a consideration of R250 million.

In terms of the sale agreement AVR acquires 26% of the Doornkop mineral rights with payment being R140 million in cash and R110 million in call options on 290 000 oz of gold. (The 290 000 oz of gold being equal to 16% of the gold produced at Doornkop during the first 10 years).

The project will be managed as a joint venture in which Randfontein will fund all the project capital. The profits will be shared, 84% to Randfontein and 16% to AVR.

ii.	Tshepong North Decline Project at Free Gold

The project involves the sinking of a decline, at a cost of approximately R280 million, from the bottom of the current shaft system. The project returns a robust NPV of R765 million (discount rate of 10%) and an IRR of 51%.

Harmony review 2nd quarter 2003

An area comprising approximately 1 210 000 m at 1 300 cmg/t containing 39 tonnes of recoverable gold will be accessed.

Production rates of 49 000 tonnes per month at an average grade of 8,8 g/t will add an additional 5 194 kgs (167 000 oz per annum) to the current production profile of the Tshepong North mine. The upgrading of the current infrastructure commences in March 2003 and the shaft will reach full production in July 2007.

Some 980 employment opportunities will be created through this project.

iii.	Tshepong South Shaft at Free Gold – commissioning of new shaft infrastructure

The project was started by AngloGold in October 1993 and sinking commenced during February 1994. The project was subsequently twice suspended, in August 1995 and again in mid-1999. The shaft has been completed to 120 metres from full design depth. The shaft was designed to hoist 80 000 tonnes of reef per month at a recovered grade of 7,24 g/t over a 19 year period, producing 106 tonnes of gold at an average of 6 843 kgs or 220 000 oz/annum.

A proposal on the project will be presented to the Freegold board during the following quarter.

iv.	Joel North Shaft Project – getting to understand the orebody

Joel mine has had a chequered history, not delivering the returns originally planned. Since the acquisition thereof by Freegold from AngloGold, the operations were immediately restructured for optimal profitability.

Although underground tonnage decreased significantly, the ensuing profitability allowed the re-evaluation of the orebody available for mining.

Although the process to re-evaluate the current Joel North Shaft project is at an early stage, we are slowly becoming comfortable with the orebody. Joel’s current results warrant a re-look at the viability of this orebody.

v.	Evander – growth projects being evaluated

Much has been said about the Poplar and Roslpruit project areas which were included in the acquisition of Evander in 1998 at no cost.

The Poplar Project is a greenfields area, which contains 10,8 million ounces of gold. A feasibility study which evaluates the exploration of this perspective orebody, through a twin shaft system from surface to a depth of 1 200 metres below surface, is currently underway.

Strategic investments

In line with our growth strategy it has in the past, and definitely will in the future, become necessary for the company to make strategic investments in corporate entities. To date these activities have seen Harmony establish a sizeable international production base.

i.	Investment in Goldfields Limited of Australia

The company’s acquisition of a 21% stake in Goldfields Limited of Australia at cost of R165 million, which was concluded in February 2000, is a good example of making good returns from strategic investments. The South African exchange rate and funding constraints at the time resulted in the cost of acquiring Goldfields Limited of Australia being too high for Harmony. The additional investment by Harmony of R60 million and subsequent corporate activity with Delta and Placer Dome has seen the value of our initial R225 million investment increasing to R855 million.

The investment in Goldfields was a step in the phased approach in building a sizeable operational base in Australia.

Subsequent corporate activity with New Hampton and Hill 50 has established the Australasian production base of the company to the current level of approximately 20% or 580 000 oz per annum.

ii.	Bendigo

The 32% stake which the company acquired on 14 December 2001, at a cost of A$50 million, is currently valued at A$83 million.

Initial sampling of the D3 and S3 orebodies has been completed. Bulk samples are currently being processed. Results to date confirm the existence of the robust but highly variable orebodies that were predicted in the original

Harmony review 2nd quarter 2003

reports.The underground development is on schedule but the surface treatment has been unnecessarily delayed by bureaucratic environmental issues relating to tailings and water discharge which has since been overcome.

Harmony has until 31 December 2003 to exercise an A$104 million option to take a + 50% control of the company and develop the mine.

iii.	The listing of Highland Gold Limited

On 18 December 2002, Highland Gold Limited successfully listed on AIM (“Alternative Investment Market of London Stock Exchange plc”).

Highland Gold is the owner of Mnogovershinoe (“MNV”), Russia’s fourth largest producing gold mine in 2001, as well as two development projects – Darasun and Novoshirokinskoye which together comprise four gold deposits.

MNV estimated a production target of 175 000 oz for 2002 and has proven and probable reserves of 2,3 million ounces. Of the above 31% is for our account.

Highland Gold believes that the abundance of natural resources and the recent positive developments in the Russian gold industry will provide an opportunity for the company to establish a portfolio of Russian gold projects.

The acquisition of a 31% at US$18,9 million stake in Highland Gold on 29 September 2002 and subsequent investment of US$7,5 million allows for a promising entry point for Harmony into the re-emerging Russian gold sector. Our total investment of US$26,4 million is currently valued at approximately US$134 million.

iv.	Acquiring a 21% stake in High River Gold Mines Limited

On 21 November the company completed the acquisition of 17 074 861 ordinary shares, or a 21% interest, of High River Gold. High River Gold (TSA:HRG) is a Toronto based company with gold interests in Russia, Canada and West Africa.

The total purchase consideration amounted to R141 million (US$14,5 million) which represented a 16% discount on the weighted average share price for the 30 day trading period prior to the execution of the agreement. Following a significant rise in the High River share price our investment is now valued at approximately US$24 million.

The principle assets of High River Gold are:

•	a 53% equity interest in OJSC Buryatzoloto, the 5th largest gold producer Russia, with two operating mines producing approximately 150 000 oz year,

•	a 100% interest in the Berezitovoye Project, which is a deposit amenable to low cost open-pit mining,

•	a 50% interest and joint operatorship of the New Britannia gold mine situated in Manitoba Canada, producing approximately 110 000 oz per year, and

•	an 80% interest in the Taparko gold project in Bukino Faso.

Kalplats – metallurgical results feedback by end March 2003

Our Kalplats project is progressing well with an amount of R8,5 million spent during the quarter. The programme to collect bulk samples will be completed by the end of January 2003 to fit in with the work schedule of the Mintek pilot plant. Results from the pilot plant flotation tests are expected by the end of the March quarter.

Based on the outcome of these tests we will be taking a decision on the mining of the orebody and whether any further activities will be undertaken to enhance our understanding and valuation of the demarcated 5 orebodies.

An agreement on HIV/AIDS – Harmony declares war on AIDS

On 19 September 2002, Harmony, the National Union of Mineworkers (NUM) and the United Association of South Africa (UASA) entered into an historical agreement whereby the stakeholders will develop and maintain programmes to reverse the impact of HIV/AIDS.

The objectives are:

•	reducing the number of infections among employees and consequently their families and communities,

Harmony review 2nd quarter 2003

•	to ensure that the rights of employees living with HIV/AIDS are upheld and in compliance with existing legislation,

•	to create a conducive environment in the workplace for dealing with the epidemic constructively, and

•	to ensure that the parties remain committed to the health, safety and well being of employees in relation to HIV/AIDS by implementing HIV/AIDS programmes.

Activities which have been identified to assist in achieving these objectives are; focussing on prevention, ongoing counselling, appointment of a Group HIV/AIDS Co-ordinator, adequate medical care and access to medical facilities. Progress will be monitored, evaluated, reviewed and adjusted accordingly.

Social Plan

Much has been said about the Social Plan which forms part of the Mineral and Petroleum Resources Development Bill.

The Social Plan, which emphasises the tripartite relationship between government, the company and the respective unions, calls for stakeholders to be proactive in devising strategies to deal with:

•	skills development of current employees,

•	retraining of employees to be retrenched, and

•	the redeployment of employees to their communities in a way through which social upliftment is achieved.

Harmony, which focuses on all matters of sustainable development, sees this as an opportunity to contribute to the alleviation of the social and economic impact on individuals and the economies of the regions in which we operate.

In addition, the company will participate in:

•	re-aligning procurement activities to allow for broader participation for new entrants, and

•	the promotion and support of economic activities in mining communities that will ensure sustainability of those regional economies beyond mine closure.

Expanding our beneficiation activities

i.	Musuku to deliver value downstream

On 11 December 2002 the company announced that it had entered into an agreement with Mintek, the leader in minerals and metals technology in South Africa, to create Musuku Beneficiation Systems. Musuku means gold in the Venda language.

Musuku combines the business management systems and practices that have been established at the Harmony refinery and the specialised refining technologies from Mintek, thereby potentially integrating value-adding processes into the company and the gold industry.

This relationship is expected to unlock significant value in the value chain of the precious metals industry and help South Africa and the company to gain a significant position in the downstream value-adding industries such as jewellery manufacturing and industrial applications for precious metals.

ii.	The Lord of the Rings Project – spreading the benefits

The company was successful in acquiring the rights to distribute various gold products associated with the “Lord of the Rings” trilogy in the United States, Canada and South Africa.

The products have been extremely popular with sales increasing as market awareness of the product range has increased.

Benefits from our involvement have been extended to our communities in the Free State region with both the Virginia Jewellery School and Emthuthwini, a local jewellery manufacturer, supplying Harmony with finished products for international distribution. Employment opportunities have been created and significant skills transfer is taking place. This success has enhanced our initiative of establishing a jewellery manufacturing hub, focussing on the international market, in the Free State goldfields.

Harmony review 2nd quarter 2003

QUARTERLY OPERATIONAL REVIEW

A quarter on quarter cash operating profit analysis of the various operations is as follows:

Total cash operation profit (R’million)

Operations	Dec 2002	Sept 2002	Variance R'm

Free State	117	190	(73)

Evander	88	101	(13)

Randfontein	180	200	(20)

Elandskraal	70	105	(35)

Kalgold	17	25	(8)

Australian Operations	92	100	(8)

Sub-total	564	721	(157)

Free Gold (50%)	199	229	(30)

Total	763	950	(187)

Free State Operations – leveraged to the gold price

The Free State operations reported a 39% decrease in cash operating profits from R190,0 million to R116,5 million. Underground tonnage milled decreased from 1 105 000 tonnes to 1 053 000 tonnes. The lower tonnage at a lower underground recovery grade of 4,28 g/t compared to the 4,41 g/t reported previously resulted in a 7% net decrease in overall gold recovered, down from 5 104 kgs to 4 740 kgs.

In line with the lower tonnage working costs decreased by 3% with expenditure of R375,6 million compared to R388,5 million for the September 2002 quarter. Whilst underground unit costs in Rand terms were similar the lower grade resulted in cost/kg increasing by 3% to R78 708/kg.

Evander Operations – great team effort achieves further improvements

Evander continued with its operational recovery following the adverse effects of the seismic event in the second half of 2002. Cash operating profits decreased by 14% from R101,2 million to R87,5 million, the main contributing factor being the lower gold price and a lower recovery grade.

Underground tonnages increased by 10% from 477 000 tonnes to 526 000 tonnes. The benefit from the increased tonnage was negated by a lower recovery grade of 5,33 g/t compared to 5,74 g/t for the previous period. The net result being a 3% increase in gold production. Actual working costs increased by only 3% from R190,4 million to R196,8 million.

When measured in R/kg terms, working costs increased marginally from R68 857/kg to R69 360/kg and in R/tonne terms decreased by 8% from R374/tonne to R345/tonne.

Randfontein Operations – a good quarter

Despite slightly lower grades, an increase in volumes resulted in Randfontein continuing with its excellent operational performance, returning a cash operating profit of R179,7 million, down 10% from the R199,7 million reported for the September 2002 quarter.

Underground tonnage milled increased from 758 000 tonnes to 768 000 tonnes. At a lower recovery grade of 5,06 g/t compared to the 5,29 g/t reported previously, the operations reported lower underground gold recovery at 3% or 3 887 kgs.

Excellent cost control resulted in working costs decreasing by 8%, from R260,2 million to R240,6 million. When measured in R/kg terms, working costs decreased by 4% from R59 583/kg to R57 350/kg.

In R/tonne terms, working costs decreased by 8% from R312/tonne to R286/tonne.

Capital expenditure following the announcement of the Doornkop South Reef Project is expected to increase from R6 million in the December 2002 quarter to R31 million for the March 2003 quarter.

Elandskraal Operations – recovery underway

The Elandskraal operations after experiencing a tough September quarter is showing the signs that recovery is underway and more improvements can be expected. Although operating profits of R70 million were 33% lower compared to R104,8 million achieved during the September 2002 quarter, the adverse variance can mainly be attributed to gold price weakness and below average grades.

Underground tonnage was 5% higher at 479 000 compared to 458 000 tonnes reported previously. Despite the increased volumes, working costs were lower at R234,0 million.

Harmony review 2nd quarter 2003

Underground recovery grades were still low at 6,00 g/t, gold produced being 4% lower at 2 876 kgs compared to the 2 998 kgs for the September 2002 quarter.

The higher tonnage at no increase in costs favourably impacted on working costs in R/tonne terms with these costs being 5% lower at R468/tonne. When measured in R/kg terms, working costs increased by 4% from R75 076/kg to R77 890/kg due to the lower grade.

The R1,4bn Shaft Deepening Project or “new Elandsrand mine project” is progressing very well. An amount of R396 million remains as expenditure over a period of 4 years. Activities are mainly limited to the development of the four haulages to the higher grade pay shoot. It is planned to recover 152,8 tonnes (4,9 million ounces) of gold over the project lifetime of 18 years.

Scheduling to access the pay shoot is as follows:-

102 Level on reef	–	May 2002
102 Level ledging for mining commences	–	May 2003
105 Level on reef	–	December 2003
105 Level ledging for mining commences	–	December 2004
109 Level on reef	–	June 2005
109 Level ledging for mining commences	–	June 2006
113 Level on reef	–	June 2007
113 Level ledging for mining commences	–	June 2008

Free Gold Operations – good performance, excellent growth opportunities

The Free Gold Joint Venture operations reported a 13% decrease in cash operating profit with Harmony’s 50%, down from R229,1 million to R199,1 million. The strong rand resulted in a negative variance of R23 million.

The Free Gold Joint Venture took control of the St Helena assets on 29 October 2002. In terms of the agreement concluded on 24 May 2002, the venture acquired these assets for a gross sale consideration of R120 million. In addition, a royalty of 1% would be payable for a period of 48 months from the effective date.

St Helena was included for the first time and added 100 000 tonnes and 463 kilograms at a cost of some R46,5 m to the Free Gold results.
(Of this, 50% is included in our Free Gold results). It is expected that 3 to 6 months will be required to stabilise and restructure the St Helena operations, but higher volumes and grades should see it starting to contribute significantly to Free Gold’s results.

Excluding St Helena, Free Gold had a good, steady quarter. On a 50% attributable basis underground volume was up 25 000 tonnes or 4,7% to 565 000 tonnes. As expected the comparable grade was reduced from 7,62 g/t to a more sustainable 7,25 g/t (-4,8%). Despite higher volumes cost increases were contained to only R7,3 million (3,3%).

The March quarter will be slightly affected by the Christmas break, but on the positive side we should see the implementation of continuous operations on all the Free Gold shafts.

Tonnages from surface were again lower in volume, but a 17% increase in recovery grade resulted in a higher net recovery of 300 kgs.

Significant operational improvements have been made at Free Gold since acquisition thereof in December 2001. At Bambanani mine no underground fires have been reported over the past 12 months. By optimising the ventilation reticulation, more productive working environments have been created.

Joel mine experienced no reportable injuries for the past 7 consecutive months. In order to firm up on our understanding of the Joel orebody, increased development charges to the extent of R40,00/tonne have been incurred. This approach is similar to our actions undertaken at all our operations.

Tshepong mine continues to make excellent operational improvements, with its latest success being the achievement of a record 39 000 m2 in December 2002. Other measurements reflected this achievement with 24,4 m2/stope man, 11,4 m2/total employee costed and 5,4/m development man being reported.

In respect of surface operations cost savings of R20 million per quarter were made by optimising current plant infrastructure.

Hospital treatment cost, both in actual and in unit cost terms, have been reduced by more than half since acquisition.

The Free Gold operations are now well balanced in terms of operational efficiency and optimisation of the orebody. The successes achieved at Free Gold in respect of mining to the average grade of the orebody and with the benefit of a lower

Harmony review 2nd quarter 2003

working cost structure have positioned these operations for further production growth. A number of projects are currently being evaluated and announcements will be made in due course.

Australian Operations – aggressively delivering into inherited hedgebooks

The effect of significant movements in the gold price, the A$:US$ exchange rate and the R:US$ exchange rate during the quarter makes the financial results for the December quarter for the Australian operations not comparable with the September results.

Gold production at 4 021 kgs was 8% below that of September 2002 and the gold price received was 5% lower at R96 525/kg. Total costs however decreased by 14% resulting in a net cash operating profit of R92,3 million, a decrease of 8% on the previous quarter.

Harmony, being unhedged by choice, has in place a policy to reduce the hedge books we inherited from both New Hampton and Hill 50 as soon as possible. The best way for us to achieve this is to aggressively deliver into these hedges. Our operations saw very little benefit from the improvement in the Australian spot gold price in the quarter as more than 85% of our production was delivered into our hedging contracts. We intend to continue to deliver into the outstanding hedge positions.

In the last quarter, a total of 537 500 oz of lease rate swaps were fixed or closed out because of favourable market movements. Total outstanding lease rate swap commitments now stand at 1,4 million oz and this number will reduce as these swaps amortise, or if market conditions permitting they will be closed out. The close-outs were completed at zero cost.

The quarter’s operational results can be summarised as follows:

•	a generally steady performance from our large range of open pit operations across the 3 sites.

•	underground operations at Big Bell, Mount Marion (South Kal) and Star (Mt Magnet) generally produced well, but the good production and grades that were achieved from the Hill 50 mine in the September quarter did not follow through into December.

Progress with development initiatives can be summarised as follows:

•	Mt Magnet – as we will achieve a better financial result by continuing with our existing truck haulage strategy a decision was taken not to proceed with the A$21 million (R110 million) shaft at Hill 50. This will be possible by upgrading the equipment over a period of 8 months to incorporate new “Road Train” technology.

Excellent exploration results have significantly improved both the tonnage and grade potential of the Water Tank Hill area next to the town of Mount Magnet. This area will in due course yield 3 open pits and a profitable underground operation from the reserve of 150 000 oz delineated to date. Development in this area is currently constrained by delays in moving some of the town’s infrastructure.

•	South Kal – the first ore production has started from the new Lake Cowan complex to the south of our South Kal operations. Initial feasibility studies of a “super pit” concept at Hampton Boulder shows a marginal four year project which could become more exciting if current gold prices prevail. The feasibility studies should be completed during this quarter.

Capital Expenditure

	Actual	Forecast
	December 2002	March 2003

Free State	34	31
Evander	27	34
Randfontein	2	31
Elandskraal	41	34
Kalgold	6	4
Free Gold (50%)	12	10
Australian Operations	58	60

Total	180	204

Harmony review 2nd quarter 2003

Notice of interim dividend

A dividend No.76 of 125 cents per ordinary share, being the interim dividend for the six month period ended 31 December 2002, has been declared payable on 3 March 2003 to those shareholders recorded in the books of the company at the close of business on 28 February 2003.

The dividend is declared in the currency of the Republic of South Africa. Payment will be made on 3 March 2003.

Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than 21 February 2003.

No dematerialisation or rematerialisation of share certificates may occur between 24 February 2003 and 28 February 2003, both dates inclusive, nor may any transfers between registers take place during this period.

This announcement will be mailed to all shareholders recorded in the register on or about 31 January 2003.

Last date to trade ordinary shares cum dividend	21 February 2003
Ordinary shares trade ex dividend	24 February 2003
Record date	28 February 2003
Payment date	3 March 2003

By order of the board

A le Roux	Virginia
Acting company secretary	24 January 2003

Operating and Financial Results (Rand/Metric)

		Free	Free			Rand-	Rand-	Elands-	Elands-		Free	Free	Australian
		State	State	Evander	Evander	fontein	fontein	kraal	kraal	Kalgold	Gold	Gold	Operations
		U/g	Surface	U/g	Surface	U/g	Surface	U/g	Surface	Opencast	U/g	Surface	Total	Total

Ore milled	Dec-02	1 053	332	526	44	768	498	479	248	267	615	509	1 676	7 015
- t’000	Sep-02	1 105	220	477	32	758	460	458	231	252	540	557	1 836	6 926

Gold	Dec-02	4 507	233	2 804	33	3 887	308	2 876	161	617	4 331	300	4 021	24 078
produced - kg	Sep-02	4 872	232	2 739	26	4 010	357	2 998	180	581	4 113	281	4 385	24 774

Yield - g/t	Dec-02	4,28	0,70	5,33	0,75	5,06	0,62	6,00	0,65	2,31	7,04	0,59	2,40	3,43
	Sep-02	4,41	1,05	5,74	0,81	5,29	0,78	6,55	0,78	2,31	7,62	0,50	2,39	3,58

Cash operating	Dec-02	78 708	89 742	69 289	75 394	56 562	67 295	77 890	61 963	71 580	56 498	58 930	73 565	68 500
costs - R/kg	Sep-02	76 504	67 772	68 714	83 962	58 945	66 739	75 076	57 583	62 800	51 920	71 544	78 162	68 110

Cash operating costs	Dec-02	337	63	369	57	286	42	468	40	165	398	35	176	235
- R/tonne	Sep-02	337	71	395	68	312	52	491	45	145	395	36	187	244

Working revenue	Dec-02	468 760	23 430	280 987	3 280	389 511	30 810	288 207	16 026	61 365	431 632	29 785	388 129	2 411 922
(R’000)	Sep-02	553 968	24 505	288 766	2 767	422 508	37 345	321 278	18 981	61 472	433 181	29 600	443 148	2 637 519

Cash operating	Dec-02	354 738	20 910	194 285	2 488	219 855	20 727	224 013	9 976	44 165	244 692	17 679	295 804	1 649 332
costs (R’000)	Sep-02	372 728	15 723	188 207	2 183	236 371	23 826	225 078	10 365	36 487	213 545	20 104	342 741	1 687 358

Cash operating	Dec-02	114 022	2 520	86 702	792	169 656	10 083	64 194	6 050	17 200	186 940	12 106	92 325	762 590
profit (R’000)	Sep-02	181 240	8 782	100 559	584	186 137	13 519	96 200	8 616	24 985	219 636	9 496	100 407	950 161

Prepared in accordance with International Accounting Standards.

Total Operations – financial results  (Rand/Metric)

6 Months	6 Months		Quarter	Quarter
ended	ended		ended	ended
31 Dec	31 Dec		31 Dec	30 Sept
2001	2002		2002	2002

10 034	13 941	Ore milled – t’000	7 015	6 926
37 465	48 852	Gold produced – kg	24 078	24 774
81 199	103 362	Gold price received – R / kg	100 171	106 463
63 473	68 302	Cash operating costs – R / kg	68 500	68 110

R million	R million		R million	R million

3 057	5 049	Gold sales	2 412	2 638
2 390	3 337	Cash operating costs	1 649	1 687

667	1 713	Cash operating profit	763	950
(105)	(271)	Amortisation	(121)	(150)
(137)	77	Mark-to-market of financial instruments	12	65
—	(21)	Rehabilitation cost provision	(11)	(10)
(24)	(27)	Employment termination costs	(15)	(12)
16	101	Other income – net	53	48
(79)	(119)	Interest paid	(60)	(59)
(28)	(58)	Corporate marketing and new business expenditure	(30)	(28)
(23)	(57)	Exploration expenditure	(27)	(30)
—	469	Profit on sale of Aurion Gold shares	–	469
246	(506)	Mark-to-market of listed investments	105	(611)

533	1 301	Profit before taxation	669	632

		South African normal taxation
(103)	(245)	– Current tax	(87)	(158)
(29)	(173)	– Deferred tax	(125)	(48)

401	883	Net earnings	457	426

		Adjustments:
(12)	(16)	– Profit on sale of property, plant and equipment	(11)	(5)

389	867	Headline earnings	445	422

		Earnings per share – cents *
270.0	508.8	– Basic earnings	261.8	247.0
263.0	499.5	– Headline earnings	255.2	244.2
267.3	500.3	– Fully diluted earnings **	257.4	242.7
75.0	125.0	Dividends per share – (cents)	–	–

Prepared in accordance with International Accounting Standards.

*	Calculated on weighted number of shares in issue at quarter end December 2002: 174,4 million (September 2002: 172,6 million). Calculated on weighted number of shares in issue at 6 months ended December 2002 (173,5 million). (December 2001: 149,1 million)

**	Calculated on weighted average number of diluted shares in issue at quarter ended December 2002: 177,4 million (September 2002: 175,6 million). Calculated on weighted number of diluted shares in issue at 6 months ended December 2002 (December 2001: 150,0 million)

Abridged balance sheet (Rand)

	At	At	At
	31 December	30 September	31 December
	2002	2002	2001
	R million	R million	R million

Employment of capital
Mining assets after amortisation	8 945	9 434	5 868
Investments	1 409	1 133	694
Net current (liabilities) (excluding cash)	(431)	(599)	(447)
Short-term investments
- Aurion Gold	–	–	489
- Placer Dome	723	746	–
Cash	1 439	1 626	1 213

Total assets	12 085	12 340	7 817

Capital employed
Shareholders’ equity	7 863	7 848	4 929
Loans	2 009	2 095	1 338
Long-term provisions	697	725	475
Unrealised hedging loss	736	854	664
Deferred tax	779	819	411

Total equity and liabilities	12 085	12 340	7 817

Basis of Accounting

The unaudited results for the quarter and 6 months ended have been prepared on the International Accounting Standards basis. The accounting policies are consistent with those applied in the previous financial year.

Issued share capital: 174,6 million ordinary shares of 50 cents each. September 2002: (174,4 million) (December 2001: 149,1 million)

Harmony review 2nd quarter 2003

Operating and financial results (US$/Imperial)

		Free	Free			Rand-	Rand-	Elands-	Elands-	Kalgold	Free	Free	Australian
		State	State	Evander	Evander	fontein	fontein	kraal	kraal	Open-	Gold	Gold	Operations
		U/g	Surface	U/g	Surface	U/g	Surface	U/g	Surface	cast	U/g	Surface	Total	Total

Ore milled	Dec-02	1 161	366	580	49	847	549	528	273	294	678	561	1 848	7 734
– t’000	Sep-02	1 219	243	526	35	836	507	505	255	278	595	614	2 025	7 638

Gold produced	Dec-02	144 903	7 491	90 150	1 061	124 969	9 902	92 465	5 176	19 837	139 244	9 645	129 278	774 121
– oz	Sep-02	156 638	7 459	88 060	836	128 924	11 478	96 387	5 787	18 679	132 235	9 034	140 980	796 497

Yield	Dec-02	0,125	0,020	0,155	0,022	0,148	0,018	0,175	0,019	0,067	0,205	0,017	0,070	0,100
– oz/ton	Sep-02	0,128	0,031	0,167	0,024	0,154	0,023	0,191	0,023	0,067	0,222	0,015	0,070	0,104

Cash operating	Dec-02	255	290	224	244	183	218	252	201	232	183	191	238	222
costs – $/oz	Sep-02	229	203	206	251	176	200	225	172	188	155	214	234	204

Cash operating	Dec-02	32	6	35	5	27	4	44	4	16	38	3	17	22
costs – $/t	Sep-02	29	6	34	6	27	5	43	4	13	35	3	16	21

Working revenue	Dec-02	48 778	2 438	29 239	341	40 532	3 206	29 990	1 668	6 386	44 915	3 099	40 388	250 980
($’000)	Sep-02	53 317	2 359	27 793	266	40 665	3 594	30 922	1 827	5 916	41 692	2 849	42 651	253 851

Cash operating	Dec-02	36 913	2 176	20 217	259	22 878	2 157	23 310	1 038	4 596	25 462	1 840	30 781	171 627
costs ($’000)	Sep-02	35 874	1 513	18 114	210	22 750	2 293	21 663	998	3 512	20 553	1 935	32 988	162 403

Cash operating	Dec-02	11 865	262	9 022	82	17 654	1 049	6 680	630	1 790	19 453	1 259	9 607	79 353
profit ($’000)	Sep-02	17 443	846	9 679	56	17 915	1 301	9 259	829	2 404	21 139	914	9 663	91 448

Prepared in accordance with International Accounting Standards.

Total Operations – financial results (US$/Imperial)

6 months	6 months		Quarter	Quarter
ended	ended		ended	ended
31 Dec	31 Dec		31 Dec	30 Sept
2001	2002		2002	2002

11 064	15 372	Ore milled – t’000	7 734	7 638
1 210 310	1 570 618	Gold produced – oz	774 121	796 497
274	321	Gold price received – $ / oz	324	319
213	213	Cash operating costs – $ / oz	222	204

$million	$million		$million	$million
329	505	Gold sales	251	254
257	334	Cash operating costs	172	162

72	171	Cash operating profit	79	91

(11)	(27)	Amortisation	(13)	(14)
(15)	8	Mark-to-market of financial instruments	1	6
–	(2)	Rehabilitation cost provision	(1)	(1)
(3)	(3)	Employment termination costs	(2)	(1)
2	10	Other income – net	6	5
(9)	(12)	Interest paid	(6)	(6)
		Corporate, marketing and
(3)	(6)	new business expenditure	(3)	(3)
(3)	(6)	Exploration expenditure	(3)	(3)
–	45	Profit on sale of Aurion Gold shares	–	45
27	(48)	Mark-to-market of listed investments	11	(59)

57	130	Profit before taxation	69	61
	–	South African normal taxation
(11)	(24)	– Current tax	(9)	(15)
(3)	(18)	– Deferred tax	(13)	(5)

43	89	Net earnings	48	41

		Adjustments:
(1)	(2)	– Profit on sale of property, plant and equipment	(1)	(1)

42	87	Headline earnings	46	41

		Earnings per share – cents *
28.0	52.9	– Earnings	27.2	23.8
27.0	52.0	– Headline earnings	26.6	23.5
26.6	52.1	– Fully diluted earnings **	26.8	23.4
7.0	13.0	Dividends per share – (cents)	–	–

Prepared in accordance with International Accounting Standards.

Currency conversion rates average for the quarter: December 2002: US$1 = R9,61 (September 2002: US$1 = R10,39). Currency conversion rates average for 6 months: December 2002: US$1 = R10,00 (December 2001: US$1 = R10,05).

*	Calculated on weighted number of shares in issue at quarter ended December 2002: 174,4 million (September 2002: 172,6 million) Calculated on weighted number of shares in issue for 6 months ended December 2002: 173,5 million. (December 2001: 149,1 million)

**	Calculated on weighted average number of diluted shares in issue at quarter ended December 2002: 177,4 million (September 2002: 175,6 million). Calculated on average number of diluted shares in issue for 6 months ended December 2002: 176,5 million (December 2001: 150,0 million).

Harmony review 2nd quarter 2003

Abridged balance sheet (US$)

	At	At	At
	31 December	30 September	31 December
	2002	2002	2001
	US$ million	US$ million	US$ million

Employment of capital
Mining assets after amortisation	1 046	898	471
Investments	165	108	56
Net current (liabilities)/assets (excluding cash)	(50)	(57)	(36)
Short-term investments – Aurion Gold	–	–	39
– Placer Dome	85	71	–
Cash	168	155	97

Total assets	1 414	1 174	628

Capital Employed
Shareholders’ equity	920	747	396
Loans	235	199	107
Long-term provisions	82	69	38
Unrealised hedging loss	86	81	53
Deferred tax	91	78	33

Total equity and liabilities	1 414	1 174	628

Prepared in accordance with International Accounting Standards.

Issued share capital: 174,6 million ordinary shares of 50 cents each. (September 2002: 174,4 million) (December 2001: 149,1 million)

Currency converted at closing rate: December 2002: US$1 = R8,55 (September 2002: US$1 = R10,51) (December 2001: US$1 = R12,45)

Condensed statement of changes in shareholders’ equity (Unaudited)

	At	At	At	At
	31 Dec	31 Dec	31 Dec	31 Dec
	2002	2001	2002	2001
	R million	R million	US$ million	US$ million

Balance as at the beginning of the financial year	7 963	4 594	931	369
Currency translation adjustment and other	(454)	(116)	(53)	(9)
Issue of share capital	213	157	25	13
Net earnings	883	401	103	32
Dividends paid	(741)	(112)	(87)	(9)

Balance as at the end of December	7 863	4 924	920	396

Prepared in accordance with International Accounting Standards.

Harmony review 2nd quarter 2003

Abridged cashflow statements (unaudited)

6 Months	6 Months		6 Months	6 Months
ended	ended		ended	ended
31 Dec	31 Dec		31 Dec	31 Dec
2001	2002		2002	2001
US $ million	US $ million		R million	R million

57	125	Cash flow from operating activites	1 252	525
(47)	(26)	Cash utilised in investing activities	(618)	(432)
(4)	(64)	Cash utilised in financing activities	(635)	(38)
(53)	30	Translation adjustment	–	–

		(Decrease)/Increase in cash and
(47)	30	equivalents	(2)	55
144	139	Opening cash and equivalents	1 441	1 159

97	168	Closing cash and equivalents	1 439	1 213

Prepared in accordance with International Accounting Standards.

Operating activities translated at average rates of: December 2002: US$1 = R10,00 (December 2001: US$1 = R9,28).

Closing balance translated at closing rates of: December 2002 US$1 = R8,55 (December 2001: US$1 = R12,45).

Group’s commodity, currency, interest and lease rate contracts at 31 December 2002

Normal sale contracts	Maturity schedule for the years
AUS Dollar (A$) Gold	2003	2004	2005	2006	2007	2008	2009	Total

Forward sales agreements
Ounces*1	230 000	229 000	225 000	145 500	147 000	100 000	100 000	1 176 500
A$/ounce	519	522	523	525	515	518	518	520
Variable price sales contracts with (“caps”)*2
Ounces	67 425	175 500	130 000	40 ,000	–	–	–	412 925
A$/ounce	566	544	512	552	–	–	–	538
Variable price sales contracts with (“floors”)*3
Ounces	19 250	–	–	–	–	–	–	19 250
A$/ounce	500	–	–	–	–	–	–	500

Total	316 675	404 500	355 000	185 500	147 000	100 000	100 000	1 608 675

*	1	The Group must deliver into these agreements at the prices indicated.

*	2	The Group must deliver its production into these agreements subject to the capped price indicated in the table above.

*	3	The Group must deliver its production into these agreements subject to the floor price indicated in the table above.

These contracts are treated as normal purchase, normal sale contracts. The mark-to-market of these contracts was a negative R975 million (US$113 million) as at 31 December 2002, based on the independent valuations. The value was based on a gold price of US$347 (A$615) per ounce, exchange rates of US$/R8,60 and A$/US$0,56 and prevailing market interest rates at the time.

Interest rate swap
 The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays a floating rate based on JIBAR plus a spread ranging from 1,8% to 2,2%.

The mark-to-market value of the transaction making up the positions was a negative R2 million (US$0,2 million) as at 31 December 2002, the value was based on an exchange rates of US$/R8,60 and the prevailing interest rates and volatilities at the time.

Gold lease rates
 The Group holds certain gold lease rate swaps, of which the mark-to-market of these contracts was a negative R40 million (US$5 million) as at 31 December 2002, based on valuations provided by independent treasury and risk management experts. During the quarter 537 500 oz of lease rate swaps were fixed or closed. The total outstanding lease rate swap commitments are 1.4 million oz.

/s/ZB Swanepoel

ZB Swanepoel Chief executive	Virginia 24 January 2003

Harmony review 2nd quarter 2003

Development results (Metric) December 2002

			Channel	Channel
	Reef	Sampled	width	value	Gold
	meters	meters	(cm's)	(g/t)	(cmg/t)

Randfontein
VCR Reef	1 181	1 152	76	26,53	2 011
UE1A	3 630	3 280	106	10,07	1 063
E8 Reef	314	313,6	107	6,05	647
Kimberley Reef	1 077	675	244	5,76	1 408
South Reef	139	87	55	38,40	2 112
All Reefs	6 201	5 421	117	11,01	1 283

Free State
Basal	2 381	1 770	88	10,34	910
Leader	1 062	884	176	5,40	950
A Reef	733	600	163	2,85	464
Middle	342	274	235	3,28	770
B Reef	661	645	66	19,09	1 260
All Reefs	5 180	4 173	124	7,27	899

EVANDER
Kimberley Reef	2 339	2 256	67	17,96	1 203

Elandskraal
VCR Reef	871	506	103	9,57	987

Free Gold (50%)
Basal	2 511	2 112	75	23,52	1 764
Leader	17	–
All Reefs	2 528	2 112	75	23,52	1 764

Development results (Imperial)

			Channel	Channel
	Reef	Sampled	width	value	Gold
	feet	feet	(inches)	(oz/t)	(in.ozt)

Randfontein
VCR Reef	3 875	3 780	30	0,770	23
UE1A	11 908	10 761	42	0,286	12
E8 Reef	1 029	1 029	42	0,167	7
Kimberley Reef	3 533	2 215	96	0,167	16
South Reef	456	285	22	1,091	24
All Reefs	20 345	17 784	46	0,326	15

Free State
Basal	7 811	5 807	35	0,299	10
Leader	3 484	2 900	69	0,158	11
A Reef	2 406	1 969	64	0,083	5
Middle	1 123	899	93	0,095	9
B Reef	2 170	2 116	26	0,557	14
All Reefs	16 994	13 691	49	0,211	10

Evander
Kimberley Reef	7 674	7 402	26	0,531	14

Elandskraal
VCR Reef	2 858	1 660	41	0,276	11

Free Gold (50%)
Basal	8 238	6 929	30	00,675	20
Leader	56	–	–	–	–
All Reefs	8 293	6 929	30	00,675	20

Investor relations

Business address

Harmony Gold Mining
Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
Telephone: +27 (11) 684 0140
Telefax: +27 (11) 684 0188
E-mail: corporate@harmony.co.za

Investor relations contacts

Corné Bobbert
Telephone: +27 (11) 684 0146
Telefax: +27 (11) 684 0188
E-mail: cbobbert@harmony.co.za

Ferdi Dippenaar
Telephone: +27 (11) 684 0147
Telefax: +27 (11) 684 0188
E-mail: fdippenaar@harmony.co.za

Share transfer secretaries

Ultra Registrars (Pty) Ltd
Contact: Polly Pollard
Telephone: +27 (11) 832 2652
Telefax: +27 (11) 834 4398
E-mail: ultra@ultrareg.co.za
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg, 2000)

United States ADR Depositary

The Bank of New York
Telephone: +1888-BNY ADRS
Telefax: +1 (212) 815 3050
Shareholder Relations Department
101 Barclay Street
22nd Floor, New York, NY 10286
United States of America

United Kingdom Registrars

Capita IRG Plc
Contact: Melvyn Leigh
Telephone: +44 (208) 639 1001
Telefax: +44 (208) 478 2876
E-mail: mleigh@capitaregistrars.com
Balfour House
390-398 High Road, Ilford
Essex IG1 1NQ, United Kingdom

Directors

A R Fleming*† (Chairman),
Z B Swanepoel (Chief executive),
F Abbott, F Dippenaar,
T S A Grobicki, T A Mokhobo*,
M F Pleming*, Lord Renwick of Clifton KCMG*†,
J G Smithies*, S Lushaba*, N Fakude*

*Non executive directors †British

Trading Symbols

Ordinary Shares

JSE Securities Exchange	HAR
NYSE	HMY
London Stock Exchange	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Warrants

JSE Securities Exchange	HARW
NYSE	HMYWS

Options

Chicago Board Options Exchange	QHG

ISIN

ZAE000015228

Registration number

1950/038232/06

Harmony review 2nd quarter 2003

Harmony™

Doornkop South Reef Project: Our growth story continues

22 January 2003

This review includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this quarterly review, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

1

COMPANY HIGHLIGHTS

•	Delivery of future production growth at Randfontein with excellent financial returns

•	26% Participation by Africa Vanguard Resources (Doornkop) (Pty) Ltd (AVR), a Black Economic Empowerment company

•	Creation of 2 798 employment opportunities (41 970 man years)

FINANCIAL HIGHLIGHTS

•	Capital Expenditure of R1,27 billion (Base Dec 2002)

•	20 Year life with maximum of 330 000 oz/annum for a period of 12 years

•	NPV of R876 million using a real discount rate of 7,5%

•	IRR of 48% (after tax) for Harmony

•	Maximum funding requirement of R500 million or R360 million after the AVR payment

KEY TECHNICAL INDICATORS

•	Definitive feasibility study completed – August 2002

•	Project to extract 18,3 m tons @ 6,36 g/t – 3,8 moz of gold

•	Main shaft to be deepened from 1 340 m to 2 032 m

•	Increased reef hoisting capacity from 90 000 reef tpm to 135 000 reef tpm

•	Reef tonnage build up from 45 000 tpm – 135 000 tpm after 6 years

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1.	Project Background

1.1	Location

The Doornkop Shaft complex is located south of Krugersdorp, on the north-west rim of the Witwatersrand Basin. The property lies between The Cooke 1 Shaft and Durban Roodepoort Deep Mines.

1.2	Current situation

The Kimberley Reef is mined on the upper levels with the South Reef, on the lower levels, the target of the proposed deepening project.

Limited trial mining of the South Reef has been done from the sub-vertical ventilation shaft on 192 level at a depth of 1 734 m below surface.

1.3	Pre-Harmony History

Exploration in the Doornkop area commenced in the early 1930s. Of eighteen boreholes drilled over the area, a total of thirteen boreholes provide useful information. In addition three intersections from the Kimberley Reef workings, and three from the adjoining Durban Roodepoort Deep area were obtained. Evaluation from all these intersections showed the South Reef to contain economic concentrations of gold.

During August 1983 the sod turning ceremony took place and the sinking of the Doornkop Main Shaft and the Ventilation Shaft commenced. The plan at the time was to mine both the Kimberley Reef and the South Reef. A decision was later taken to initially target the shallower Kimberley Reef only and to defer the deeper section of the Main Shaft that would have given access to the South Reef.

During 1989 the planned production rates from the Kimberley Reefs were achieved. The anticipated grades were not, however, achieved and adverse geological structures were encountered. Difficulties were encountered associated with the mechanised mining methods used.

During October 1991 the go-ahead was given for the South Reef Project which required that a prospect shaft (the Sub-vertical Ventilation Shaft) be sunk to intersect the South Reef. The South Reef was intersected in October 1993, with prospect development carried out in four directions off the shaft barrel including some 450 m of on-reef development. All work on the South Reef project was again stopped in 1995.

The project was given yet another go-ahead and the deepening of the Main Shaft recommenced in November 1996. All mining of the Kimberley Reef had to be stopped and the shaft was dedicated to solid bottom sinking. Some infrastructure development was carried out on the 5 levels from 192 Level to 212 Level from the Sub-vertical Ventilation Shaft.

3

Locality Plan

4

In anticipation of corporate restructuring at JCI level, the deepening project was stopped in May 1999. At this time the Sub-vertical Shaft sinking was complete and the deepening of the Main Shaft stopped at 1 340 m below surface. Mechanical mining of the Kimberley Reef was resumed.

Over the years the South Reef was successfully and extensively mined on Randfontein Estates Mines and to a limited extent on the Durban Roodepoort Deep Mines.

1.4	History post Harmony takeover

Harmony acquired Doornkop when they took control of Randfontein in early 2000. Harmony carried on mining the Kimberley Reef but changed back to conventional mining methods at a reduced tonnage.

Over the last two years, ledging and limited stoping of the South Reef has taken place from 192 level. This has allowed for sampling and mapping of the faces to confirm the presence of a central pay shoot, adding value to the geological model.

Harmony carried out a preliminary study on the South Reef in the period from September 2000 to January 2001. A feasibility study to take the project to a definitive level was then completed in August 2002, indicating a robust project with low technical risks and excellent returns.

2.	Project Description

The project is essentially a shaft deepening project and will allow access to the South Reef.

2.1	Geology

The South Reef lies between 1 650 and 2 000 metres below surface and at 900 metres below the Kimberley Reef dipping at 10 degrees to the southeast. It is a very thin seam, typically 1 to 10 cm thick.

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Reef Section

The reef plane is broken into a number of large blocks by a series of faults associated with the Witpoortjie Horst. The project area is bounded to the northwest by the Roodepoort Fault. A number of other faults including the Saxon Fault, constitutes conspicuous structural breaks. A second major fault, the Doornkop Fault, trends in an east-west direction and occurs towards the southern portion of the project area. Within the major structural blocks, the reef plane is relatively uncomplicated with minor throw faults.

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A prominent intrusive, the “Black Duck Dyke”, is known to cut across Doornkop. This carries substantial water and is associated with bad ground conditions. The dyke has been successfully negotiated in past mining activities.

Metallurgical test work reveals that about 70% of the gold mineralisation are in the form of free gold. This can be successfully addressed in the design of the recovery plant. The reef is also carbonaceous and friable in nature.

A conservative 80% was used as a mine call factor. Correct blast fragmentation, good blast containment and effective sweeping (clean mining) should make an improvement on the mine call factor achievable.

Facies Types

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2.2	Project Scope

The main shaft is currently at a depth of 1 340 m below surface and the sub-vertical ventilation shaft at a depth of 1 953 m below surface. To access the South Reef the main shaft will be deepened to a depth of 2 032 m and the spillage incline shaft extended to a depth of 2 082 m from surface.

     Shaft capacities:

Sub-Vertical
Shaft	Main	Ventilation	Ventilation

Current depth	1 340 m	867 m	1 948 m
Planned depth	2 032 m	Completed	Completed
Current hoisting capacity	90 ktpm	Nil	11 ktpm
Planned hoisting capacity	135 ktpm	Nil	22 ktpm
Diameter	8 m	6,5 m	6 m

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Shaft Section

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The project will be completed in the following phases:

Project phases

Phase 1: Enable production of 45 000 tpm from South Reef

•	Increase hoisting capacity of the sub-vertical ventilation shaft to 1 000 tpa

•	Opening of second outlets

•	Completion of main shaft sinking and equipping

•	Phase 1 primary and secondary development

Duration 43 months – July 2006

Phase 2: Enable production of 135 000 from South Reef

•	Phase 2 primary and secondary development

•	Installation of additional compressor

Duration 27 months – October 2008

Phase 3: Mining below 212 Level

•	Incline Shaft below 212 Level

•	Phase 3 primary and secondary development (217 and 222 Levels)

2.3	Production Build-up

The project will allow mining for 20 years with gold production of 272 kg (8 745 ounces) in year one, building up to 1 302 kg (41 859 ounces) in year four. After year four gold production will build up rapidly to 10 362 kg

(333 132 ounces) where it will remain up to year fourteen when gold production will start declining to the end of the project. It is estimated that 3,75 million ounces (116,7 tons) of gold will be recovered from this reserve.

3.	Capital Expenditure

For the supply of plant and equipment, formal enquiries were issued for the bulk of the projects requirements. For the shaft sinking, development, raiseboring, support and all construction work underground (including civil, mechanical, structural, electrical and instrumentation) a single sinking/construction enquiry was formally issued.

The tendered prices have been carried forward into the Capital estimates. The capital costs are all in July 2002 money terms, with no provision for escalation. Over 75% of the total estimated capital cost is based on tendered prices with the balance of the costs being estimated, so giving an overall accuracy on the estimates of 10%.

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Estimated Capital Expenditure for South Reef Project – in Phases

(R million)
July 2002 Cash Base	Equipment	Construction	Total

Phase 1 – 45 000 tpm	413	322	736
Phase 2 – 135 000 tpm	260	165	426
Phase 3 – 217 and 222 levels	20	89	108

Total	693	576	1 270

4.	Mining Production

The existing levels from the sub-vertical vent shaft will be used to access the South Reef. These levels are spaced at 50 m intervals. Rock transfer passes and level development was stopped at various stages for each level and can easily be restarted for the project.

The mineralised portion is a narrow band, which will probably be carried in the middle of the face. There do not appear to be weak zones of rock in the vicinity of the reef itself or of the footwall development and no major rock engineering problems are foreseen.

The design of the mine is based on conventional mining methods, proven technology and blasting techniques that will result on an average stoping width of 120 cm and a tramming width of 130 cm.

Stoping outputs, development rates and valuation factors are within industry norms.

Initial development will be done using the existing sub-ventilation shaft. By carefully selecting the development targets it is possible to ensure an immediate production rate of 45 000 t/month of reef, on commissioning of the deepened main shaft. There will be a rapid build up of production to 135 000 t/month six years after the start of the project.

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Tonnage Profile from South Reef Project

Recovered Gold Production Profile for South Reef Project

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5.	Working Costs

Working costs for the South Reef Project have generally been planned from a ‘zero cost’ base. Costs have been estimated at three levels, 45 000, 90 000 and 135 000 reef tons per month, as follows:

Mine Operating Cost (R/ton milled)

Production Level	45 000 tpm	90 000 tpm	135 000 tpm

Labour	179	155	148
Stores	86	86	86
Electric Power	42	31	28
RWB	1	1	2
Contractors	4	3	3
Metallurgy	15	14	13
Other Costs	2	2	2

Total on-mine costs	330	293	281

Randfontein Overheads	30	30	30

Total Working Costs	360	323	311

6.	Economic Valuation

6.1	Assumptions used

The following assumptions were used in calculating the valuations:

Gold Price	R95 000/kg
Tax Base	Randfontein Estates
Tax Rate	46%
Total Labour	2 798 employees

6.2	Valuation (R million)

The valuation is after tax in real terms, using Randfontein as tax base:

Gold price	95 000	100 000

NPV 7.5%	876	1 032
IRR	48%

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6.3	Cash flow

The project becomes cash positive in year 7 (2008) or in year 6 if we bring the R140 m AVR payment into account. Maximum cumulative funding requirement amounts to R500 million. No external funding will be required to fund cash outflows, which will be required over a five-year period. Funds will be available from current Randfontein working profits. Randfontein tax base will be used.

Total capital requirement: R1,271 million – Maximum funding R500 million.

Cumulative Cash Flow Over Project Life

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6.4	Sensitivity analyses

A sensitivity analysis of plus 5%, plus 10%, minus 5% and minus 10% was conducted on revenue (gold price and grade), working cost and capital expenditure.

The analysis indicates that the project is marginally sensitive to capital expenditure, with the sensitivity to revenue (gold price and grade) and working costs more pronounced. Even at a 10% variance of one of the parameters from the base case, the project still shows a post-tax NPV (7,5%) of R409 m, indicating the robustness of the project.

Sensitivity to changes in main parameters for NPV of 7,5% (R million)

	– 10%	– 5%	Base	5%	10%

Revenue
(Gold price and grade)	589	782	876	1 015	162
Working Cost	1 023	949	876	802	728
CAPEX	927	909	876	850	824

Sensitivity Analysis for South Reef Project

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Sensitivity of IRR with respect to gold price

R/kg gold price	IRR	Description

95 000	48%	Estimated return
82 000	22%	Required hurdle rate
75 000	16%	W.A.C.C

7.	Black Economic Empowerment

7.1	Sale of 26% of Mineral Rights

Randfontein sells 26% of the mineral rights to African Vanguard Resources (AVR) for R250 million. The amount will be paid as follows:

•	R140 million in cash, and

•	R110 million in call options on 290 000 oz of gold (the 290 000 oz of gold is equal to 16% of the gold produced by the operations during the first 10 years)

7.2	Joint Venture Arrangement

Randfontein and AVR will manage the project as a joint venture. Randfontein will fund all the project capital and the profit share will be Randfontein 84% and AVR 16%

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8.	Key Milestone Dates

Key Milestone Dates

Phase 1: (45 000 tpm)
Project start date	22 Jan 2003
Increasing hoisting capacity of the Sub-vertical Ventilation Shaft to 1000 tpd	21 Apr 2003
Opening a second outlet via the 132 Level raisebore hole	29 Nov 2003
Opening a second outlet via No.1 Shaft	7 Jul 2004
Completion of Main Shaft sinking and equipping	1 May 2006
Start of Phase 1 primary development	1 Dec 2003
Completion of Phase 1 primary development	14 Jan 2005
Completion of Phase 1 secondary development	27 Jul 2006
Phase 1 project duration	43 months
Phase 2: (135 000 tpm)
Project start date (assumed)	28 Aug 2006
Completion of phase 2 primary development	20 Oct 2007
Completion of Phase 2 secondary development	14 Oct 2008
Clear site	24 Oct 2008

9.	Current Infrastructure

The Doornkop shaft complex consists of two surface shafts with one Sub-vertical ventilation shaft (originally used as a prospect shaft to access the South Reef). The second outlet to surface is on 106 Level to Cooke No.1 Shaft.

9.1	Main Shaft

The Doornkop Main Shaft is a man and rock hoisting shaft, 8,0 m in diameter with six winding compartments. Transfer Level (132 Level) is 1 128 m below collar with shaft bottom being at 1 340 m below collar. The shaft is equipped with two winders, one man winder and a dual purpose winder – each is a 4,88 m diameter by 1,83 m wide double drum unit.

This shaft complex currently has a hoisting capacity of approximately 120 000 tons per month of reef and waste from 132 Level.

These winders are suitable for the production of up to 90 000 reef tons per month from the South Reef, but to increase to the planned 135 000 tons, a replacement rock winder will have to be installed.

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9.2	Ventilation Shaft

The upcast ventilation shaft has two surface fans. The ventilation shaft is 6,5 m diameter and extends from surface to 106 Level (867 m below surface). There is no winding capacity available on this shaft.

9.3	Sub-Vertical Ventilation Shaft

The Sub-vertical Ventilation Shaft has an existing kibble winder and stage winder on 96 Level with main bank access on 106 Level. This is a single outlet for the working environment below 132 Level and thus there is a restriction on the number of men who can work there. The shaft bottom is at 212 Level (1 948 m below collar). The stage ropes are used as kibble guides. This shaft is to be upgraded for the development phase to enable up to 1 000 tons per day to be hoisted.

10.	Impact of the Project on Infrastructure

10.1	Main Shaft

The shaft deepening will be effected by means of sliping into a hole raisebored between levels rather than by solid bottom sinking. This sinking method has been recommended for the following reasons:

•	Industry safety records indicated that this method of sinking shafts is vastly superior to solid bottom sinking methods.

•	Overall advance rates will be compatible with those obtainable in solid bottom sinking using the small kibbles dictated by the size of winding compartments;

•	More time can be made available in the Main Shaft for supporting construction and mining operations off the Sub-vertical Ventilation Shaft;

•	Production from the Kimberley Reef may be continued throughout the deepening process;

•	The access via the Sub-vertical Ventilation Shaft will be used to allow for all the capital development and construction to be completed concurrently with the deepening of the Main Shaft.

The Main Shaft will be sliped, lined and equipped. Once the shaft has been equipped past a level, permanent winding for men and material to the levels above this will be possible, allowing the Sub-vertical Ventilation Shaft to be used mainly for waste rock hoisting. As a result waste rock hoisted will increase from about 1 000 tpd to about 2 000 tpd. During the above activities, the spare hoisting capacity would be used to maximise the amount of level development that is done during the shaft-deepening phase.

10.2	Increasing the Hoisting Capacity in the Sub-vertical Ventilation Shaft

It is proposed to de-bottleneck the hoisting capacity of the existing winder in the Sub-vertical Ventilation Shaft. This would be achieved by:

•	Modifying the stage so that it can be lowered to the bottom of the shaft and the stage ropes may be used as guide ropes for the new skips. The stage would also have a deck for the transport of large machines and heavy material between levels;

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•	Installing a modular temporary skip loading arrangement on 212 Level station;

•	Modifying the headgear arrangements to allow the new skips to tip into the existing tipping arrangements.

Based on the specified assumptions, this should allow the waste hoisting capacity of the Sub-vertical Ventilation Shaft to be increased. The skips would also have a fixed small single deck for transport of men and material.

10.3	Pumping Arrangements

Temporary pumping arrangements would be installed in the early stages of the project. This would comprise modular settlers, clear water and mud pumping arrangements on 192 Level, with the existing dirty water stage pumping arrangements on the lower levels being used.

The construction of the permanent pumping arrangements would require the raiseboring, sliping and supporting of the two vertical dams, the installation of the two settlers, the installation of permanent clear water and mud pumping arrangements and the installation of permanent dirty water pumping arrangements.

A dirty water surge dam would be raisebored, sliped and equipped.

10.4	Service Water Arrangements

Temporary service water arrangements would be installed in the Sub-vertical Ventilation Shaft in the early stages of the project.

For the permanent service water arrangements, a surge dam would be constructed in an existing excavation. The service water feed down the shaft, complete with pressure reducing valves would be installed either concurrently with equipping or after completion of the shaft. The permanent service water pipes on the levels would be equipped concurrently with the development.

10.5	Electrical Power Supply

The surface sub-station would have to be extended and the supply from the consumer sub-station upgraded.

Shaft cables would be installed down the Sub-vertical Ventilation Shaft during the early stages of the project. These temporary cables would be sufficient to handle power requirements for initial pumping, ventilation, raiseboring, construction activities, development and ledging, so reducing the criticality of the permanent cables down Main Shaft. The permanent sub-stations would be equipped as and when required on the levels.

10.6	Reef and Waste Rock Handling Arrangements

The reef and waste passes from have already been raisebored and have been partially equipped. The completion of these arrangements would be done early in the project to facilitate the handling of raiseborer chips, sliping waste and development waste.

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10.7	Rock Winder

The supply, installation and commissioning of the third permanent winder is required for use when Main Shaft is commissioned to final depth. Once installed it will be of significant value during the project phase if operated as a temporary Single Drum Service Winder with a small conveyance in the South Skip compartment. Since this winder must have a unique configuration to give the required wide drum centres and is capable of handling loads larger than the standard winder design; there will be minimal chances of purchasing a second-hand unit. This new winder has been specified to have specially reinforced drums, stronger brakes and upgraded power to satisfy the duty requirements.

10.8	Compressed Air Arrangements

The installed compressors should be sufficient for the Phase 1 requirements of 45 000 tpm (reef). A third 300 drill machine would be required for Phase 2, i.e. 135 000 tpm (ore).

10.9	Gold Plant

The Gold Plant has a nominal capacity of 225 000 tons per month at a design grade of about 3,5 g/t. The South Reef Project will deliver reef at a grade of between 6 and 7 g/t to the plant. The plant has been a low-grade plant, and the introduction of relatively high-grade reef has necessitated the inclusion of gravity recovery to reduce the impacts upon the leaching and gold recovery circuits. In addition, the South Reef contains a considerable proportion of gravity recoverable gold, which complements the changes in the plant.

The plant is in good condition and it should be able to operate for the required life of the underground mine recovering the Doornkop South Reef.

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INVESTOR RELATIONS

Business address

Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
Telephone: +27 (11) 684 0140
Telefax: +27 (11) 684 0188
E-mail: corporate@harmony.co.za

Investor relations contacts

Corné Bobbert
Telephone: +27 (11) 684 0146
Telefax: +27 (11) 684 0188
E-mail: cbobbert@harmony.co.za

Ferdi Dippenaar
Telephone: +27 (11) 684 0147
Telefax: +27 (11) 684 0188
E-mail: fdippenaar@harmony.co.za

Share transfer secretaries

Ultra Registrars (Pty) Ltd
Contact: Polly Pollard
Telephone: +27 (11) 832 2652
Telefax: +27 (11) 834 4398
E-mail: ultra@registrars.co.za
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg, 2000)

United States ADR Depositary

The Bank of New York
Telephone: +1888-BNY ADRS
Telefax: +1 (212) 815 3050
Shareholder Relations Department
101 Barclay Street
22nd Floor, New York, NY 10286
United States of America

United Kingdom Registrars

Capita IRG Plc
Contact: Melvyn Leigh
Telephone: +44 (208) 639 1001
Telefax: +44 (208) 478 2876
E-mail: mleigh@capita-irg.com
Balfour House
390-398 High Road, Ilford
Essex IG1 1NQ, United Kingdom

Directors

A R Fleming*† (Chairman),
Z B Swanepoel (Chief executive),
F Abbott, F Dippenaar,
T S A Grobicki, T A Mokhobo*,
M F Pleming*, Lord Renwick of Clifton KCMG*†,
J G Smithies*, S Lushaba, N Fakude

*Non executive directors †British

Trading Symbols

Ordinary Shares
JSE Securities Exchange	HAR
New York Stock Exchange	HMY
London Stock Exchange	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Warrants
JSE Securities Exchange	HARW
New York Stock Exchange	HMYWS
Options
Chicago Board Options Exchange	QHG

ISIN

ZAE000015228

Registration number

1950/038232/06

Harmony’s 2002 Annual Report is
available on our website at
www.harmony.co.za
For a hard copy please contact
Corné Bobbert on
tel +27 11 684-0146 or e-mail
cbobbert@harmony.co.za.

FCB Jon$$ons

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2003

Harmony Gold Mining Company Limited

	By:	/s/ Frank Abbott

Name: Frank Abbott
Title: Chief Financial Officer